Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Justin D. Hovey

tel 415.983.6117

justin.hovey@pillsburylaw.com

May 6, 2010

VIA EDGAR AND MESSENGER

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Thomas Kluck, Branch Chief

Re:	Potlatch Corporation
Registration Statement on Form S-4
Filed April 6, 2010
File No. 333-165919

Dear Mr. Kluck:

On behalf of Potlatch Corporation (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Form S-4 Registration Statement (SEC File No. 333-165919) previously filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2010 (the “Registration Statement”). We are also sending you via messenger a marked version of the Amendment, showing changes from the Registration Statement.

The Amendment is being filed in response to a comment received from the Commission staff (the “Staff”) by letter dated April 27, 2010. The relevant text of the Staff’s comment has been included in this letter. The numbering of the Company’s response corresponds to the numbering in the Staff’s letter.

General

1.	Please amend your filing to include the undertakings required by Item 512(a)(5) of Regulation S-K.

Response: The requested undertaking has been added to page II-3 of the Amendment.

U.S. Securities and Exchange Commission

May 6, 2010

*    *    *

As I discussed with Adam Turk on Tuesday, May 4, 2010, the Company would like to have the Registration Statement declared effective tomorrow, May 7, 2010, at 4:00 p.m. Eastern Time. We are separately transmitting with this filing the Company’s request for acceleration of effectiveness of the Registration Statement, which includes the Company’s acknowledgements of the representations set forth in the April 27, 2010 comment letter

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-6117 with any questions.

Very truly yours,

/s/ Justin D. Hovey

Justin D. Hovey

cc:	Eric J. Cremers
Blair W. White